UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K
(Mark one)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number: 000-24931
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
S1 CORPORATION 401(k) SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
S1 Corporation
705 Westech Drive
Norcross, Georgia 30092

S1 CORPORATION 401(k)
SAVINGS PLAN

December 31, 2007 and 2006
Exhibits:
Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm – Smith & Howard, P.C.

Report of Independent Registered Public Accounting Firm
The Plan Administrators of the
S1 Corporation 401(k) Savings Plan
We have audited the accompanying statement of net assets available for benefits of S1 Corporation 401(k) Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia
June 16, 2008

S1 CORPORATION 401(k)
SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2007 and 2006

	2007	2006
Assets
Investments, at fair value
Registered investment funds	$39,282,008	$37,412,457
Common/Collective trust funds	7,410,227	7,580,769
S1 Corporation common stock	3,608,088	3,348,623
Participant loans	458,124	419,490

Net assets available for benefits	$50,758,447	$48,761,339

The accompanying notes are an integral part of these financial statements.

S1 CORPORATION 401(k)
SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2007

Additions

Investment Income
Interest and dividend income	$3,303,260
Net appreciation in fair value of investments	2,090,765
Interest on participant loans	30,601

Total investment income	5,424,626

Contributions
Participants	4,135,260
Employer	509,424
Rollovers from other plans	127,989

Total contributions	4,772,673

Total additions	10,197,299

Deductions

Distributions to participants	(8,200,176)
Plan expenses	(15)

Total deductions	(8,200,191)

Net increase in assets available for plan benefits	1,997,108

Net assets available for benefits, beginning of the year	48,761,339

Net assets available for benefits, end of the year	$50,758,447

The accompanying notes are an integral part of these financial statements.

S1 CORPORATION 401(k)
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE 1—DESCRIPTION OF THE PLAN
The following is a brief description of the S1 Corporation 401(k) Savings Plan (the “Plan”). Reference should be made to the plan document for a more complete description of the Plan’s provisions.
General: The Plan, which commenced on July 1, 1996, is a defined contribution plan covering all eligible employees of S1 Corporation and its subsidiaries (the “Company”). Employees are eligible to participate immediately upon hire. Enrollment in the Plan occurs as soon as administratively feasible. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Contributions: Participants may contribute from 1% to 50% of their pretax earnings, within regulatory limits. Rollover contributions from other qualified plans are permitted. The Company matches 50% of employee deferrals up to 4% of eligible compensation.
Rollovers from Other Plans: Transfers of account balances from other qualified retirement plans by employed participants are presented as “rollovers from other plans” in the Statement of Changes in Net Assets Available for Benefits.
Participant Accounts: All contributions made to the selected investment funds are participant directed. Each participant’s account is credited or charged with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings (losses). Matching contributions are allocated based on employee contributions. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments: Upon enrollment in the Plan, participants may direct contributions to various investment options, including mutual funds, common/collective trusts and S1 Corporation common stock. Participants may change their investment allocation, as well as elections on future participant contributions, at any time. Investment transfers from the S1 Corporation common stock fund are subject to certain restrictions, as defined in the Plan document. The Plan allocates earnings (losses) to participants based on the ratio of the participant’s account balance in each investment fund to the total of all participants’ account balances in each investment fund. Earnings (loss) allocations to participant accounts occur at various intervals throughout the year and depend on the funds in which the participant has invested. For a description of the Plan’s investment options, participants should refer to each fund’s most current prospectus.

S1 CORPORATION 401(k)
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
Vesting: Participants vest immediately in their contributions plus or minus any earnings or losses thereon. Company contributions plus or minus any earnings or losses thereon vest at a rate of 25% per year starting with the first year of participation. Participants also become fully vested in Company contributions upon early retirement age, total and permanent disability, or death.
Distribution of Benefits: Participants who separate from service for any reason other than retirement and whose value of all vested accounts is $1,000 or less will have the value of their vested accounts distributed to them in a lump sum. If the vested account balance is greater than $1,000, the participant may elect to receive a lump sum distribution, make a rollover distribution or delay receiving the distribution until normal retirement age. Distribution of benefits to retired participants can be made in either lump sum or periodic payments. If participants die before receiving distribution of their accounts, the full amount of their accounts will be paid to their designated beneficiaries.
The net assets of the Edify Corporation employee retirement plan were merged into the Plan during January 2000. Former Edify Corporation employees who had account balances as of December 31, 1999, are subject to special provisions. If the participant is married on the date benefit distributions are to begin, the participant will automatically receive a joint and survivor annuity, unless he or she elects otherwise. If the participant is single on the date benefit distributions are to begin, the participant will receive a single life annuity, unless he or she elects otherwise. Participants may make a written election to waive the annuity form of payment during the 90-day period before the annuity is to begin.
Participant Loans: Participants may borrow at a minimum $1,000 and at a maximum the lesser of (a) $50,000 reduced by the participants’ highest outstanding Plan loan balance during the 12 months preceding the date of the participant loan or (b) one-half the present value of the participants’ vested interests in their accounts. Interest on the participant loans is 1% over the prime rate on the first business day of the month in which the loan is issued. Participants may have only one loan outstanding at any time.

S1 CORPORATION 401(k)
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
Forfeitures: Participants forfeit the nonvested portion of the employer matching contributions upon the earlier of (a) the distribution of the vested portion of their accounts, or (b) when the participant incurs five consecutive years of a break in service. Forfeitures can be used by the Company to pay administrative expenses or to reduce employer contributions. Forfeitures of approximately $358,000 were used to reduce employer contributions in 2007. As of December 31, 2007, approximately $23,000 in forfeitures was available to be used in the future.
Administrative Expenses: The Company pays administrative expenses in excess of forfeitures. Administrative expenses paid by the Plan amounted to approximately $15 for the year ended December 31, 2007.
NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation: The financial statements of the Plan are prepared in conformity with the basis of accounting prescribed by United States generally accepted accounting principles (GAAP).
Investment Valuation: Investments are stated at fair value with the exception of the SunTrust Retirement Stable Asset Fund (a common/collective trust fund) which is stated at contract value which closely approximated fair value at December 31, 2007 and 2006 respectively. The shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in the Company’s common stock are valued at its market price as quoted on the NASDAQ National Market.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and Statement of Position (“SOP”) 94-4-1, Reporting of Fully Benefit –Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts that are fully benefit-responsive held by a defined-contribution plan are required to be reported at fair value. However, since contract value, which represents net contributions plus interest at the contract rate, closely approximated fair value, the contract value is presented in the statement of net assets available for benefits. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Purchases and sales of investments are recorded on a trade-date basis.

S1 CORPORATION 401(k)
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
Participant loans are valued at the discounted value of expected future cash flows, which approximates market value.
Net appreciation (depreciation) in fair value of investments, including realized gains and losses, represents the change in fair value during the year and realized gains and losses on investments sold or distributed during the year.
Interest and Dividend Income: Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates: The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.
Payment of Benefits: Benefits are recorded when paid.
Reclassifications: Certain reclassifications have been made to the 2006 financial statements to conform them to the presentation used in the 2007 financial statements. These reclassifications had no effect on net assets available for benefits.
Risks and Uncertainties: The Plan invests in various securities. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.
NOTE 3—INVESTMENTS
The following table presents investments at fair value as of December 31, 2007 and 2006 that represent five percent or more of the Plan’s net assets available for benefits:

S1 CORPORATION 401(k)
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006

	December 31,
	2007	2006
Dreyfus Premier S&P Stars Opp R	$5,386,955	$5,348,220
Goldman Sachs Large Cap Value Inst	3,541,405	4,008,094
OppenheimerInternational Small Co — A	4,638,890	3,986,519
STI Classic Life Vision Growth & Inc I	2,575,988	2,984,877
STI Classic Small Cap Growth Stock I	2,773,973	3,033,728
T. Rowe Price Growth Stock	7,426,739	7,687,618
T. Rowe Price Retirement 2030 Fund	2,633,926		*
SunTrust Retirement 500 Index Fd Class B**	4,345,515	4,676,848
SunTrust Retirement Stable Asset Fund**	3,064,712	2,903,921
S1 Corporation Common Stock	3,608,077	3,348,618

*	Balance not greater than 5% of Plan’s net assets

**	Common/Collective Trust funds
The S1 Corporation common stock balance includes amounts contributed based on participant elections.
Net appreciation in fair value of investments and interest and dividends for the year ended December 31, 2007 is comprised of:

		Interest and
	Net Appreciation	Dividends
Registered Investment funds	$434,974	$3,303,260
Common/Collective Trust funds	936,928	—
S1 Corporation Common Stock	718,863	—

	$2,090,765	$3,303,260

NOTE 4—PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

S1 CORPORATION 401(k)
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2007 and 2006
NOTE 5—TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated August 2, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
NOTE 6—PARTY-IN-INTEREST TRANSACTIONS
The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company.
At December 31, 2007 and 2006, the Plan held 494,257 and 607,735 shares of S1 Corporation common stock with a market value of $3,608,077 and $3,348,618, respectively. All transactions in S1 common stock held within the S1 Common Stock Fund qualify as party-in-interest transactions since S1 Corporation is the Plan sponsor.
The Plan issues loans to participants, which are secured by the balances in the participant’s accounts. These transactions qualify as party-in-interest transactions.
The Plan offers investments in mutual funds and collective trusts issued by affiliates of the Trustee. These affiliates of SunTrust, current trustee, receive investment management fees related to these mutual funds and collective trusts prior to any fund and/or trust being allocated investment earnings or losses.

SUPPLEMENTAL INFORMATION

S1 CORPORATION 401(K) SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PLAN NO. 01
EIN NO. 58-2395199
DECEMBER 31, 2007

	Identity of Issue, Borrower,	Description of Investment including maturity date,			Current
	Lessor, or Similar Party	rate of interest, collateral, par value or maturity value			Value
	Registered Investment funds
	MFS	Research Bond Fund-A	187,521	shares	$1,854,585
	Dreyfus	Premier S&P Stars Opportunity Fund - R	216,083	shares	$5,386,955
	Goldman Sachs	Large Cap Value Institutional Fund	254,046	shares	$3,541,405
		Mid Cap Value Institutional Fund	24,406	shares	$869,815
	Mainstay	Small Cap Opportunity Fund	14,953	shares	$225,934
	Oppenheimer	Developing Market Fund	32,676	shares	$1,589,675
		International Small Co - A	172,130	shares	$4,638,890
*	SunTrust	STI Classic International Equity Index Fund	76,754	shares	$1,501,302
		STI Classic Life Vision Growth & Inc Fund	209,771	shares	$2,575,988
		STI Classic Prime Quality Money Market Fund	11,928	shares	$11,928
		STI Classic Small Cap Growth Stock Fund	173,808	shares	$2,773,973
	T. Rowe Price	Growth Stock Fund	220,640	shares	$7,426,739
		Retirement 2010 Fund	18,609	shares	$301,658
		Retirement 2020 Fund	116,174	shares	$2,060,923
		Retirement 2030 Fund	138,264	shares	$2,633,926
		Retirement 2040 Fund	91,729	shares	$1,761,193
		Retirement Income Fund	9,558	shares	$127,119

	Common/Collective Trust funds
*	SunTrust	Retirement 500 Index Fd Class B	376,151	shares	$4,345,515
		Retirement Stable Asset Fund	77,954	shares	$3,064,712

	S1 Corporation common stock
*	S1 Corporation	Common Stock	494,257	shares	$3,608,077
		Employer Stock Awaiting Purchase Fund	11	shares	$11

	Participant loans
*	Various Plan Participants	Participant loans with varying maturities and interest rates
		ranging from 5% to 10%			$458,124

	Total				$50,758,447

*	Indicates party in interest

Cost information is not required for participant directed investments and therefore is not included.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

S1 Corporation 401(k) Savings
Plan Committee
(Name of Plan)

Date: June 25, 2008	/s/ Sandy Fountain
Sandy Fountain
Plan Committee Chairperson